Exhibit 99.1

China Hydroelectric Corporation Announces Results of
Extraordinary General Meeting

NEW YORK, October 4, 2012 /PRNewswire-Asia-FirstCall/ -- China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced the following with respect to the extraordinary general meeting held on September 28, 2012 (the “EGM”) and the previously disclosed settlement agreement (the “Settlement Agreement”) relating to the proxy contest, EGM and various related matters:

Approximately 66.8% of the ordinary shares voted at the EGM voted in favor of the appointment of Amit Gupta, Moonkyung Kim, Jui Kian Lim, and Yun Pun Wong and the removal of John D. Kuhns, Richard H. Hochman, Shadron Lee Stastney, Anthony Dixon and Stephen Outerbridge as directors of the Company.

As a result of the EGM and the previously disclosed Settlement Agreement (attached as Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on October 2, 2012), effective as of September 28, 2012, the board of directors of the Company (the “Board”) was comprised of Amit Gupta, Moonkyung Kim, Jui Kian Lim, Yun Pun Wong, Dr. You-Su Lin and Dr. Yong Cao.  Pursuant to the Settlement Agreement, on October 2, 2012, Shadron Stastney was appointed to the Board. The Settlement Agreement contemplates that  Dr. Yong Cao will resign from the Board, although Dr. Cao is not a party to the Settlement Agreement and has not agreed to resign. When a new CEO is selected, such CEO will also be appointed to the Board.

The Annual General Meeting, previously announced by the Company to be called and scheduled for October 19, 2012, will be rescheduled for a later date to be determined by the Board.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”) is an owner and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.

For further information, please contact:

Company:

John E. Donahue, VP of Investor Relations
Phone: +1-646-467-9810
Email: john.donahue@chinahydroelectric.com

Scott Powell, Senior Vice President
MZ Group
Phone: +1-212-301-7130
Email: scott.powell@mzgroup.us